FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒        Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ☐        No ☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

This Form 6-K consists of:

The press release regarding the financial results for the second quarter ended June 30, 2007 of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on August 8, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/	Huaijin Yang

Name:		Huaijin Yang

Title:		Chief Executive Officer

Date: August 9, 2007

JA Solar Reports Second Quarter 2007 Results

•	Total revenues for 2Q07 of RMB 457.0 million (US$ 60.0million) compared to revenues of RMB 96.1 million (US$ 12.6 million) for 2Q06
•	2Q07 net income of RMB 1.63 (US$ 0.21) per diluted ADS compared to RMB 0.67( US$ 0.09 ) per diluted ADS in 2Q06
•	Total capacity has reached 175MW per annum

Hebei, China, August 8, 2007 – JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQGM: JASO) today reported financial results for the second quarter ended June 30, 2007.

Second Quarter 2007 Results

Total revenues for the second quarter of 2007 were RMB 457.0 million (US$ 60.0million), compared to revenues of RMB 96.1 million (US$ 12.6 million) for the second quarter of 2006, and RMB 335.1 million (US$ 44.0million) in the first quarter of 2007. The second quarter of 2007 revenues included solar cells processing service revenue of RMB 26.2 million (US$3.4 million),compared to Nil in the second quarter of 2006 and RMB 0.1 million (US$0.02 million) in the first quarter of 2007.

Total gross profit for the second quarter of 2007 was RMB 110.1 million (US$ 14.5 million), including solar cells processing service profit of RMB 19.8 million (US$ 2.6 million). Total gross margin was 24.10% for the second quarter of 2007. Excluding solar cells processing service gross profit, our gross margin was 20.96% compared to 20.50% in the first quarter of 2007.

Net income available to ordinary shareholders for the second quarter of 2007 was RMB 75.7 million (US$ 9.9 million) compared to a net income available to ordinary shareholders of RMB 17.8 million (US$ 2.3 million) for the second quarter of 2006, and net income available to ordinary shareholders of RMB 58.3 million (US$ 7.7 million) for the first quarter of 2007.

For the second quarter of 2007 basic and diluted earnings per ADS were RMB 1.64 (US$ 0.22) and RMB 1.63 (US$ 0.21) respectively. Each ADS represents three of our ordinary shares.

The second quarter of 2007 expenses included share-based compensation expense of RMB 12.0 million (US$ 1.6 million), or RMB 0.26 (US$ 0.03) per diluted ADS.

Capital expenditures were RMB 47.4 million (US$ 6.2 million) in the second quarter of 2007, as compared to RMB 101.2 million (US$ 13.3 million) in the previous quarter and RMB 39.6 million (US$ 5.2 million) in the second quarter of 2006. Depreciation and amortization expenses in the second quarter of 2007 were RMB 6.3 million (US$ 0.8 million), as compared to RMB 5.2 million (US$ 0.7 million) in the previous quarter and RMB 2.1 million (US$ 0.3 million) in the second quarter of 2006.

As of June 30, 2007, JA Solar had cash and cash equivalents of RMB 1.6 billion (US$ 205.7 million) compared with RMB 1.8 billion (US$ 235.9 million) at the end of the first quarter of 2007.

Short term debt decreased to RMB 150 million (US$ 19.7 million) at the end of the second quarter of 2007 from RMB 200 million (US$ 26.3 million) at the end of the first quarter of 2007.

Set out below is a summary of megawatts produced and shipped (including processing service):

Three months ended
Megawatts	June 30, 2006	March 31, 2007	June 30, 2007

Produced	3.0MW	17.6MW	22.6MW

Shipped	3.1MW	14.4MW	24.0MW

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 29, 2007, which was RMB 7.6120 to US$ 1.0000. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 29, 2007, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Samuel Yang, JA Solar’s Chief Executive Officer, said, “Our business momentum and track record of execution continued in the second quarter. Results came in at or above the high-end of our internal target for revenue, gross margin and net income. Four new production lines commenced production ahead of schedule. The JA Solar brand is becoming the standard for high-quality, high-performance monocrystalline solar cells. We remain focused on leveraging this differentiated position to further our customer diversification and global expansion efforts.”

Herman Zhao, JA Solar’s Chief Financial Officer, said, “Gross margin increased in the second quarter of 2007 from the first quarter of 2007 despite incurring routine costs. We now have a total of 175 MW of solar cell manufacturing capacity per annum. As we move into the second half of the year we will begin to solidify our capacity expansion plans for 2008 based on customer forecasts.”

Company Raises 2007 Outlook

Based on current market conditions and customer forecasts, the Company is raising its production outlook for 2007 from approximately 100MW to 110MW. This would result in revenues for the full year of 2007 in the range of approximately RMB 2,284 million (US$ 300 million) to RMB 2,360 million (US$ 310 million), with a gross margin expected to be approximately 19.5%, compared to prior guidance for revenues in the range of RMB 2,128 million (US$ 280 million) to RMB 2,205 million (US$ 290 million), with a gross margin expected to be approximately 19.5%.

Samuel Yang, JA Solar’s Chief Executive Officer, said, “We remain optimistic in our outlook for the second half of 2007. The increase in our guidance for the full year of 2007 reflects the strong demand globally for our high-quality, high-performance monocrystalline solar cells. We continue to diversify our customer base to take advantage of beneficial strategic relationships.”

Investor Conference Call / Webcast Details

A conference call has been scheduled for 9:00 p.m. on Wednesday, August 8, 2007 (in Hebei). This will be 9:00 a.m. on Wednesday, August 8, in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-201-689-8560. A live webcast of the conference call will be available on the Company's website at www.jasolar.com. The playback will be available beginning two hours after the live call and will be accessible by dialing +1-201-612-7415. The account number to access the replay is 3055 and the passcode is 250008.

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance monocrystalline solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as ``will,'' ``may,'' ``expect,'' ``anticipate,'' ``aim,'' ``intend,'' ``plan,'' ``believe,'' ``estimate,'' ``potential,'' ``continue,'' and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

In China Herman Zhao Chief Financial Officer JA Solar +86-319-580-0867	In the U.S. David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

# # #

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations

(Unaudited)
	Three months ended
	June 30, 2006		March 31, 2007		June 30, 2007
	RMB	USD	RMB	USD	RMB	USD
Revenue from sale of goods
Revenue from third parties	29,221,438	3,838,865	334,553,384	43,950,786	429,872,021	56,472,940
Revenue from related parties	66,855,248	8,782,875	480,467	63,120	909,229	119,447
Revenue from processing service	-	-	115,856	15,220	26,202,654	3,442,282
Total revenues	96,076,686	12,621,740	335,149,707	44,029,126	456,983,904	60,034,669

Cost of revenue from sale of goods	(73,080,301)	(9,600,670)	(266,350,597)	(34,990,882)	(340,498,142)	(44,731,758)
Cost of revenue from processing service	-	-	(44,181)	(5,804)	(6,360,581)	(835,599)
Total cost of revenues	(73,080,301)	(9,600,670)	(266,394,778)	(34,996,687)	(346,858,723)	(45,567,357)
Gross profit	22,996,385	3,021,070	68,754,929	9,032,439	110,125,181	14,467,312
Selling, general and administrative expenses	(4,156,126)	(545,997)	(9,772,067)	(1,283,771)	(24,447,478)	(3,211,702)
Research and development expenses	(136,851)	(17,978)	(920,169)	(120,884)	(709,269)	(93,178)
Total operating expenses	(4,292,977)	(563,975)	(10,692,236)	(1,404,655)	(25,156,747)	(3,304,880)
Income/ (loss) from operations	18,703,408	2,457,095	58,062,693	7,627,784	84,968,434	11,162,432
Interest expense	(1,186,748)	(155,905)	(2,815,537)	(369,881)	(961,102)	(126,261)
Interest income	63,949	8,401	11,492,103	1,509,735	19,901,549	2,614,497
Other income	-	-	-	-	2,068,353	271,723
Foreign exchange gain/ (loss)	177,214	23,281	(6,232,712)	(818,801)	(30,310,479)	(3,981,934)
Income/ (loss) before income taxes	17,757,823	2,332,872	60,506,547	7,948,837	75,666,755	9,940,457
Income tax benefit/ (expense)	-	-	-	-	-	-
Net income/ (loss)	17,757,823	2,332,872	60,506,547	7,948,837	75,666,755	9,940,457

Preferred shares accretion	-	-	(515,251)	(67,689)	-	-
Allocation of income to participating preferred share holders	-	-	(1,648,040)	(216,506)	-	-
Net income available to ordinary shareholders	17,757,823	2,332,872	58,343,256	7,664,642	75,666,755	9,940,457
Net income/(loss) per ordinary shares
Basic	0.222	0.029	0.529	0.069	0.547	0.07
Diluted	0.222	0.029	0.525	0.069	0.542	0.07

Weighted average number of ordinary shares outstanding:
Basic	80,000,000	80,000,000	110,279,889	110,279,889	138,270,000	138,270,000
Diluted	80,000,000	80,000,000	111,228,304	111,228,304	139,496,802	139,496,802

Net income/(loss) per ADS
Basic	0.666	0.087	1.587	0.208	1.642	0.216
Diluted	0.666	0.087	1.574	0.207	1.627	0.214

Weighted average number of ADS outstanding:
Basic	26,666,667	26,666,667	36,759,963	36,759,963	46,090,000	46,090,000
Diluted	26,666,667	26,666,667	37,076,101	37,076,101	46,498,934	46,498,934
Each ADS represents 3 ordinary shares

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets

	December 31, 2006 （Audited）		June 30, 2007 （Unaudited）
	RMB	USD	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	95,758,377	12,579,923	1,565,942,627	205,720,261
Accounts receivables from third party customers	47,719,752	6,269,016	140,472,179	18,454,043
Inventories	154,675,325	20,319,932	161,161,177	21,171,989
Value-added tax recoverable	-	-	14,211,262	1,866,955
Advances to related party suppliers	39,831,642	5,232,743	16,705,242	2,194,593
Advances to third party suppliers	1,608,765	211,346	118,021,933	15,504,721
Other current assets	6,673,976	876,770	20,393,695	2,679,151
Total current assets	346,267,837	45,489,732	2,036,908,115	267,591,712
Property and equipment, net	139,399,605	18,313,138	274,511,150	36,062,947
Intangible asset, net	7,224,713	949,122	6,651,433	873,809
Other long term assets-advance to third party suppliers	-	-	225,469,000	29,620,205
Total assets	492,892,155	64,751,991	2,543,539,698	334,148,673
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Tax payables	3,639,665	478,148	-	-
Advances from third parties customers	21,329,609	2,802,103	26,830,394	3,524,750
Short-term bank borrowings	150,000,000	19,705,728	150,000,000	19,705,728
Accounts payable to third parties	2,501,790	328,664	41,529,563	5,455,802
Other payables to third parties	2,769,566	363,842	11,838,896	1,555,294
Payroll and welfare payable	2,676,854	351,662	3,570,656	469,083
Accrued expenses	3,932,709	516,646	3,533,395	464,187
Accounts payable to related parties	70,868	9,310	349,411	45,903
Other payable to related parties	183,555	24,114	223,199	29,322
Total current liabilities	187,104,616	24,580,218	237,875,514	31,250,068
Total liabilities	187,104,616	24,580,218	237,875,514	31,250,068
Shareholders’ equity:
Preferred shares (US$0.0001 par value; 6,520,000 and 0 shares outstanding as of December 31, 2006 and June 30, 2007)	110,037,714	14,455,822	-	-
Ordinary shares(US$0.0001 par value; 493,480,000 shares authorized, 80,000,000 and 138,270,000 shares issued and outstanding as of December 31, 2006 and June 30 , 2007)	66,212	8,698	111,453	14,642
Additional paid-in capital	106,715,707	14,019,404	2,080,926,774	273,374,511
Statutory reserve	14,587,748	1,916,415	14,587,748	1,916,415
Retained earnings	74,380,158	9,771,434	210,038,209	27,593,038
Total shareholders’ equity	195,749,825	25,715,952	2,305,664,184	302,898,605
Total liabilities and shareholders’ equity	492,892,155	64,751,991	2,543,539,698	334,148,673